Exhibit 16.2

July 17, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Insulcrete, Inc., a Delaware corporation (the "Company") and we reported on the balance sheets of the Company for the years ending December 31, 2013 and December 31, 2014 and the related statements of operations, stockholders' equity and cash flows for the years then ended.

On July 14, 2015, we resigned as the independent registered public accounting firm of the Company We have read the Company's statements included under Item 4.01 of its Form 8-K, dated July 17, 2015 and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statements related to the engagement of KLJ & Associates, LLP as their independent registered public accounting firm.

Sincerely,

/s/ Chang Park, C.P.A., Ph.D.
PLS, CPA